June 2, 2023

VIA EDGAR

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:
AIM Counselor Series Trust (Invesco Counselor Series Trust) (File No. 811-09913); AIM Investment Securities Fund (Invesco Investment Securities Funds) (File No. 811-05686); AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 811-07890); AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426); AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) (File No. 811-05460); Short-Term Investments Trust (File No. 811-02729); and Invesco Management Trust (File No. 811-22957) (each, an “OEF Registrant” and collectively, the “OEF Registrants”); and Invesco Dynamic Credit Opportunity Fund (File No. 811-23665) (a “CEF Registrant”); and Invesco Exchange-Traded Fund Trust (File No. 811-21265); Invesco Exchange-Traded Fund Trust II (File No. 811-21977); and Invesco Actively Managed Exchange-Traded Fund Trust (File No. 811-22148) (each, an “ETF Registrant” and collectively, the “ETF Registrants” and together, with the OEF Registrants and CEF Registrant, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants and each respective series of the Registrants listed in Exhibit A, as applicable (each such mutual fund or ETF, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the undersigned on April 4, 2023, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR and the annual reports on Form N-CEN for the fiscal years ended on the dates listed in Exhibit A, as applicable.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

I.	FORM N-CSR COMMENTS

1.	Comment:
The annual report for each of the following Funds states that the Fund is non-diversified:  Invesco Gold & Special Minerals Fund, Invesco American Franchise Fund, Invesco International BuyBack Achievers ETF and Invesco MSCI Global Timber ETF.  Please confirm such Funds continue to qualify as non-diversified funds, and also please identify the compliance testing performed to monitor each Fund’s diversification status.  The Staff reminds the Registrants that if any such Fund has been operating as diversified for more than three years, the Fund would be required to obtain shareholder approval prior to changing its operating status back to non-diversified.

Response:
Each of Invesco Gold & Special Minerals Fund, Invesco American Franchise Fund, International BuyBack Achievers ETF and Invesco MSCI Global Timber ETF, continues to qualify as a non-diversified fund.  The compliance department of the respective Funds’ adviser monitors the diversification status of each Fund on a daily basis. If, in the future, a Fund were to operate in a diversified manner continuously for a three-year period, we confirm that such Fund would seek shareholder approval prior to changing its operating status back to non-diversified, unless the Fund could rely on the no-action letter issued to Stradley Ronon Stevens & Young, LLP on June 24, 2019.

2.	Comment:
Certain Funds, such as Invesco Equity and Income Fund and Invesco Growth and Income Fund, report foreign tax reclaim income in such Funds’ annual reports.  Please discuss the accounting and disclosure practices with regard to foreign tax reclaims, including whether closing agreements with the IRS were reached, whether the netting method was applied and whether professional or compliance fees were incurred.

Response:
The Registrant’s policy is to record foreign tax reclaims when they satisfy the “more likely than not” criteria under Accounting Standards Codification No. 740. In the event that tax refunds received during the year exceed the foreign withholding taxes paid by a Fund for the year, and the Fund previously passed foreign tax credits on to its shareholders, the Funds intend to enter into closing agreements with the IRS in order to pay the associated tax liability on behalf of the Funds’ shareholders. The Funds disclose the following  with respect to foreign tax reclaims: (i) presenting separately tax reclaims in accordance with Regulation S-X 6-07, IRS closing agreement fees, if any, as contra-income and any associated fees as Professional fees within the Statement of Operations, (ii) presenting a receivable for the refunds and payable for any fees, if any, within the Statement of Assets and Liabilities and (iii) including footnote disclosure regarding impacts to total return and/or net investment income ratios/per share values within the Financial Highlights, if deemed material.

Invesco Equity and Income Fund and Invesco Growth and Income Fund followed the disclosure practice outlined above. The tax refunds received did exceed foreign withholding taxes paid for the year, however neither Fund entered into an IRS closing agreement because they did not previously pass foreign tax credits on to its shareholders for the years related to the refund. Additionally, no professional or compliance fees were incurred.

3.	Comment:
Certain Funds, such as Invesco Core Plus Bond Fund and Invesco Floating Rate ESG Fund, disclose “investments matured” in the financial statements that are shown outside of the investments sold receivables line item.  Please discuss in correspondence the nature of these investments, including the nature of the principal or income associated with such investments.

Response:
The Registrant confirms that the Receivable for Investments Matured line item represents securities which have yet to return principal amounts and have exceeded their stated maturity date prior to financial statement date. All but one of the securities were in a default status and were no longer accruing interest income. One security was not considered to be in a default status and continued to accrue interest income as the issuer had not missed any interest payments. With respect to these securities, the practice is to disclose the value of such securities as a receivable for investments matured until final principal payments are received. The securities continue to be marked to market but are no longer included on the Schedule of Investments as they have reached their maturity date.  Additionally, the securities continue to be monitored for collectability of both principal and interest.  If any future payments of principal and/or interest are deemed to be uncollectable, the Registrant will write off any remaining interest receivables or principal balances.

4.	Comment:
Please consider adding additional disclosure related to when the Funds incur domestic and foreign currency overdrafts, including the terms of the overdraft (e.g., average interest rate, period of open overdraft, interest expense), as required by Regulation S-X 5-02(19)(b).

Response:
The Registrants have reviewed the applicable accounting guidance including the requirements of Regulation S-X 5-02(19)(b) and since any domestic and foreign currency overdrafts incurred by the Funds during the applicable fiscal years were not significant, we respectfully do not believe any additional disclosure is required.

5.	Comment:
Performance shown for the new share classes of Invesco Dynamic Credit Opportunity Fund appear to be based on past performance of the predecessor closed-end fund’s common shares, which reorganized into Class AX shares of Invesco Dynamic Credit Opportunity Fund.  Consider adding additional disclosure regarding how performance was calculated for each of the Fund’s new share classes in the annual report.

	Response:	The Registrant has added the requested disclosure.

6.	Comment:
The following Funds appear to have had NAV errors during the reporting periods reviewed:  Invesco Gold & Special Minerals Fund, Invesco Global Listed Private Equity ETF, Invesco Floating Rate ESG Fund, Invesco MSCI Sustainable Future ETF, Invesco S&P 500 Equal Weight Technology ETF, Invesco Taxable Municipal Bond ETF, Invesco Total Return Bond ETF, Invesco SteelPath MLP Alpha Fund, Invesco SteelPath MLP Alpha Plus Fund, Invesco SteelPath MLP Income Fund and Invesco SteelPath MLP Select 40 Fund. Please describe the nature and circumstances of each NAV error, associated internal control implications, mitigating actions, and whether any related reprocessing or reimbursement has been completed.  Please include in your discussion citations to applicable GAAP and Regulation S-X requirements including as they pertain to financial statement requirements and disclosure regarding amounts reimbursed.

Response:
The Registrants note that the historical practice followed by the Registrants when reporting under Form N-CEN Item B.22 Net asset value error corrections, was to report any NAV error over $0.01 which resulted in the over-reporting of NAV errors in Form N-CEN in that errors were reported that did not result in reimbursement to shareholders or accounts being reprocessed. Effective with the December 31, 2022, Form N-CEN reporting, the Registrants revised this policy to only report NAV errors resulting in reimbursement to shareholders or accounts being reprocessed, in accordance with Form N-CEN Item B.22 instructions. With respect to the NAV errors for the Funds listed below, the NAV error did not breach the threshold outlined in the Registrants’ NAV error correction policy requiring account reprocessing or payments to shareholders, however a pay-in was made to each Fund to reimburse the Fund for any net loss in accordance with the Registrants’ NAV error correction policy. For each instance, controls were reviewed and determined to be reasonable and were reinforced and/or enhanced to prevent recurrence, if needed. In accordance with Accounting Standards Codification No. 946, the Funds disclose amounts and circumstances of payments by affiliates to reimburse the Fund for losses on investment transactions in the financial statements, the notes to financial statements and the effect on total return on the financial highlights, if material. None of the NAV errors listed below met the foregoing materiality threshold for disclosure.

		Fund Name	Error Summary
		Invesco Floating Rate ESG Fund	Corporate Action – A position that was recorded on the investment book of record was not recorded timely in the accounting book of record
		Invesco Global Listed Private Equity ETF	Corporate Action – Incomplete instructions on a corporate action resulted in the event not being processed timely
		Invesco MSCI Sustainable Future ETF	Trade Processing – A duplicated FX transaction was executed
		Invesco Gold & Special Minerals Fund	Corporate Action – A security ID change was not identified timely causing an incorrect price being applied
		Invesco S&P 500 Equal Weight Technology ETF	Income – Dividends on shares received from a merger were not booked timely
		Invesco Taxable Municipal Bond ETF	Trade Processing – Variable fees on a cash creation order were not processed timely
		Invesco Total Return Bond ETF	Trade Processing – A credit default swap trade was processed incorrectly

The NAV errors reported within Form N-CEN for Invesco SteelPath MLP Alpha Fund, Invesco SteelPath MLP Alpha Plus Fund, Invesco SteelPath MLP Income Fund and Invesco SteelPath MLP Select 40 Fund were in connection with an NAV error and related remediation plan originally discussed in the Funds’ November 30, 2018 Amended Form N-CSR filed on March 30, 2020. Management determined that a material weakness related to the determination of the valuation allowance on deferred tax assets in accordance with Accounting Standards Codification No. 740, Income Taxes existed and resulted in a material NAV error.  As disclosed in the November 30, 2020 Form N-CSR, Management strengthened the Funds’ internal control over financial reporting and concluded that the material weakness was fully remediated. Although this error occurred in a prior year, the payments to impacted shareholders occurred during fiscal year ended November 30, 2021 and therefore were disclosed in the November 30, 2021 Form N-CEN to align with the instructions to include a response of Yes, if payments were made to shareholders during the period.

7.	Comment:
Funds that invest in unfunded loan commitments, such as Invesco Dynamic Credit Opportunity Fund, appear to disclose such commitments on a gross basis for financial reporting purposes.  Please discuss in correspondence how the accounting for unfunded loan commitments is done in accordance with GAAP and the implications of Accounting Standards Codification No. 450 with regard to accounting and recording of contingencies.  Please also discuss whether management fees are paid based on gross assets.

Response:
The Registrant confirms that the unfunded commitments meet the accrual standard in accordance with Accounting Standards Codification No. 450, due to meeting the conditions of; availability of information before the financial statements are issued; probability that a liability has been incurred; and the amount can be reasonably estimated. The Notes to Financial Statements disclose the nature of the contingency as well as the amount and location of the accrued liability recorded in the Statement of Assets and Liabilities. With respect to management fees, the advisory agreement defines “Managed assets” as the Trust’s net assets, plus assets attributable to outstanding preferred shares and the amount of any borrowings incurred for the purposes of leverage (whether or not such borrowed amounts are reflected in the Trust’s financial statements for purposes of generally accepted accounting principles). The management fee calculation using the definition of Managed assets above are paid on the Trust’s net assets, which would result in the same fee whether the unfunded commitments were booked on a gross or net basis.

8.	Comment:
It appears that cash collateral from the Funds’ securities lending activity is invested in private vehicles that operate like money market funds, and that these vehicles are categorized as Level 2 investments under Accounting Standards Codification No. 820.  In correspondence, please provide analysis as to how these vehicles count as collateral under Rule 18f-4 and/or whether these vehicles should be reported as Level 1 investments under Accounting Standards Codification No. 820.

Response:
The Registrants confirm that although the investments are not registered under the Investment Company Act of 1940, as amended (“1940 Act”), per their organizational documents and strategy mandate they must comply with Rule 2a-7 as if they were registered investment companies operating as money market funds. As such, the Registrants view such private Rule 2a-7 compliant vehicles as satisfying Rule 18f-4’s requirement that collateral from securities lending activity be invested in cash or cash equivalents.  Additionally, we have determined that these private Rule 2a-7 compliant vehicles have a readily determinable fair value, as the Registrants trade daily at Net Asset Value. As the Net Asset Value of each private Rule 2a-7 compliant vehicle is not published publicly, we determined the requirements necessary to be classified as Level 1 under Accounting Standards Codification No. 820 are not met, and therefore the Registrants consider such private vehicle as Level 2.

II.	FORM N-CEN COMMENT

9.	Comment:
Item C.7.n of Form N-CEN appears to have been answered inconsistently across certain Funds, such as Invesco American Franchise Fund, Invesco Short Duration High Yield Municipal Fund, Invesco Discovery Fund, Invesco S&P 500 High Dividend Low Volatility ETF, and Invesco S&P SmallCap Information Technology ETF.  Please discuss in correspondence the determination regarding the responses to this Item (including the sub-items) and its relation to a Fund’s status as a limited derivatives user.

Response:
Only Funds that engaged in or plan to engage in “derivatives transactions”, “reverse repurchase agreements or similar financing transactions”, “unfunded commitment agreements” or transactions in securities on a “when-issued or forward-settling basis, or with a non-standard settlement cycle” (as such terms are used in Rule 18f-4 under the 1940 Act) check Item C.7.n. of Form N-CEN to indicate reliance on Rule 18f-4 during the reporting period.  Funds that did not engage in or do not plan to engage in these transactions over the reporting period do not check Item C.7.n. because they have not relied on Rule 18f-4.

If a Fund relied on Rule 18f-4 during the reporting period, its responses to Item C.7.n.i. through vi. will depend on the nature of the Fund’s relevant transactions and reliance on the rule:

• Item C.7.n.i. will be checked only if the Fund engaged in “derivatives transactions” during the reporting period, but in an amount that qualifies it for the limited derivatives user exemption (generally, an adjusted gross notional amount of such transactions, excluding certain hedging transactions, that does not exceed 10% of net assets).

• Either of Items C.7.n.iii. or C.7.n.iv. will be checked only if the Fund entered into reverse repurchase agreements or similar financing transactions during the reporting period.  If the Fund has elected to treat such transactions as subject to the asset coverage requirements of Section 18, it will check Item C.7.n.iii.  Alternatively, if the Fund has elected to treat such transactions as derivatives transactions, it will check Item C.7.n.iv.

• Item C.7.n.v. will be checked only if the Fund entered into unfunded commitment agreements during the reporting period.

• Item C.7.n.vi. will be checked only if the Fund purchased a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle during the reporting period.

With respect to each of Invesco American Franchise Fund, Invesco Discovery Fund, Invesco S&P 500 High Dividend Low Volatility ETF, and Invesco S&P SmallCap Information Technology ETF, the Funds did not engage in “derivatives transactions”, “reverse repurchase agreements or similar financing transactions”, “unfunded commitment agreements” or transactions in securities on a “when-issued or forward-settling basis, or with a non-standard settlement cycle” (as such terms are used in Rule 18f-4 under the 1940 Act during the reporting period and therefore C.7.n was not checked for these Funds. With respect to Invesco Short Duration High Yield Municipal Fund, the Fund did engage in such transactions during the reporting period and therefore checked both C.7.n and C.7.n.iv.

Please do not hesitate to contact me at 713-214-4345 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Adrien Deberghes
Adrien Deberghes
Principal Financial Officer, Treasurer and Vice President of the OEF Registrants and CEF Registrant and
Vice President of the ETF Registrants

cc:	Kelli Gallegos
Sheri Morris
Melanie Ringold
Taylor Edwards
Patricia Jones
Mark Greer
Adam Henkel
Mena Larmour

EXHIBIT A

Registrant Name	Series Name	FYE Reviewed
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco High Yield Bond Factor Fund	2/28/2022
AIM Investment Securities Funds (Invesco Investment Securities Funds)	Invesco U.S. Government Money Portfolio	2/28/2022
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Rochester AMT-Free New York Municipal Fund	2/28/2022
Invesco Dynamic Credit Opportunity Fund	Invesco Dynamic Credit Opportunity Fund	2/28/2022
AIM Sector Funds (Invesco Sector Funds)	Invesco Gold & Special Minerals Fund	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Aerospace & Defense ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco BuyBack Achievers ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Dividend Achievers ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Dow Jones Industrial Average Dividend ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco DWA Momentum ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Financial Preferred ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Global Listed Private Equity ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Golden Dragon China ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco High Yield Equity Dividend Achievers ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco International Dividend Achievers ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco MSCI Sustainable Future ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Raymond James SB-1 Equity ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Communication Services ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Real Estate ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 BuyWrite ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Consumer Discretionary ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Consumer Staples ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Energy ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Financials ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Health Care ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Industrials ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Materials ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Technology ETF	4/30/2022

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Equal Weight Utilities ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P 500 Quality ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P MidCap 400 Equal Weight ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco S&P Spin-Off ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco Water Resources ETF	4/30/2022
Invesco Exchange-Traded Fund Trust	Invesco WilderHill Clean Energy ETF	4/30/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco American Franchise Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Capital Appreciation Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Core Plus Bond Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Discovery Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Equity And Income Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Floating Rate ESG Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Global Real Estate Income Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Growth And Income Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Income Advantage U.S. Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Master Loan Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco S&P 500 Index Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Short Duration High Yield Municipal Fund	8/31/2022
AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Short Term Municipal Fund	8/31/2022
AIM Treasurer's Series Trust (Invesco Treasurer's Series Trust)	Invesco Premier Portfolio	8/31/2022
AIM Treasurer's Series Trust (Invesco Treasurer's Series Trust)	Invesco Premier U.S. Government Money Portfolio	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco 1-30 Laddered Treasury ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco California AMT-Free Municipal Bond ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco CEF Income Composite ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco DWA SmallCap Momentum ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco ESG S&P 500 Equal Weight ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Fundamental High Yield Corporate Bond ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Fundamental Investment Grade Corporate Bond ETF	8/31/2022

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Fund Trust II	Invesco KBW Bank ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco KBW High Dividend Yield Financial ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco KBW Premium Yield Equity REIT ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco KBW Property & Casualty Insurance ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco KBW Regional Banking ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco National AMT-Free Municipal Bond ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco New York AMT-Free Municipal Bond ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Preferred ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Russell 1000 Equal Weight ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 Enhanced Value ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 ex-Rate Sensitive Low Volatility ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 High Beta ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 High Dividend Low Volatility ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 Low Volatility ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 Minimum Variance ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 Momentum ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P 500 QVM Multi-Factor ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P MidCap 400 QVM Multi-Factor ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P MidCap Low Volatility ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap 600 QVM Multi-Factor ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Consumer Discretionary ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Consumer Staples ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Energy ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Financials ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Health Care ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap High Dividend Low Volatility ETF	8/31/2022

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Industrials ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Information Technology ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Low Volatility ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Materials ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Quality ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P SmallCap Utilities & Communication Services ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Senior Loan ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Taxable Municipal Bond ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Treasury Collateral ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Variable Rate Preferred ETF	8/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco VRDO Tax-Free ETF	8/31/2022
Invesco Management Trust	Invesco Conservative Income Fund	8/31/2022
Short-Term Investments Trust	Invesco Government & Agency Portfolio	8/31/2022
Short-Term Investments Trust	Invesco Liquid Assets Portfolio	8/31/2022
Short-Term Investments Trust	Invesco STIC Prime Portfolio	8/31/2022
Short-Term Investments Trust	Invesco Tax-Free Cash Reserve Portfolio	8/31/2022
Short-Term Investments Trust	Invesco Treasury Obligations Portfolio	8/31/2022
Short-Term Investments Trust	Invesco Treasury Portfolio	8/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Active US Real Estate ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Balanced Multi-Asset Allocation ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Conservative Multi-Asset Allocation ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Growth Multi-Asset Allocation ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco High Yield Bond Factor ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Variable Rate Investment Grade ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Moderately Conservative Multi-Asset Allocation ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco S&P 500 Downside Hedged ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Total Return Bond ETF	10/31/2022
Invesco Actively Managed Exchange-Traded Fund Trust	Invesco Ultra Short Duration ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco China Technology ETF	10/31/2022

Registrant Name	Series Name	FYE Reviewed
Invesco Exchange-Traded Fund Trust II	Invesco DWA Developed Markets Momentum ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco DWA Emerging Markets Momentum ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Emerging Markets Sovereign Debt ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco FTSE RAFI Emerging Markets ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Global Clean Energy ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Global Short Term High Yield Bond ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco Global Water ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco International BuyBack Achievers ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco International Corporate Bond ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco MSCI Global Timber ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P Emerging Markets Low Volatility ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P Emerging Markets Momentum ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P Global Water Index ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P International Developed Momentum ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco S&P International Developed Quality ETF	10/31/2022
Invesco Exchange-Traded Fund Trust II	Invesco MSCI Green Building ETF	10/31/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco SteelPath MLP Alpha Fund	11/30/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco SteelPath MLP Alpha Plus Fund	11/30/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco SteelPath MLP Income Fund	11/30/2022
AIM Investment Funds (Invesco Investment Funds)	Invesco SteelPath MLP Select 40 Fund	11/30/2022